Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

2010 Management Meeting &
Integration Summit Update

Topics Covered
• Strategy & Vision
• Culture
• Brand
• Integration
• SFS
• Q & A

STRATEGY
VISION
&

The Combined Company Vision
Comprehensive Global Product
Offerings
Complementary Iconic Brands
Enhanced Core Strengths Of Each
Company
Larger, Stronger Global Company
Shared Commitment To
Operational Excellence
Substantial Synergy Opportunities
A Powerful, Diversified Engine for Growth

Our Mission In 2010 Is Clear:
1. Integrate Companies Successfully - Exceed
 Expectations
 8 Drive SFS - Hard & Fast
 8 Avoid Distractions
2. Protect The Core Franchise
 8 Be Prepared For Any Environment
3. Be Vigilant On Cost Control And Productivity
 8 Achieve Operating Leverage If Growth Resumes
 8 Protect Cash Flow And EPS If Growth Stagnates
4. Be Prepared To Ramp Up In A Higher Growth Scenario
 8 Assess And Test Your Supply Chain Now
5. Operate With Agility, Courage & Common Sense
The Immediate Mission
Job One: Integrate Successfully While Focusing on Our Core

➢ Continue To Pursue Time
 Tested Operational
 Formula
 ➢ Brand Support
 ➢ Innovative New
 Product
 Development
 ➢ 2-3+% Annual
 Productivity
➢ Utilize SFS For
 Differentiated Service
 Levels, Thus
 Outdistancing
 Competition
➢ Pursue Small Bolt On
 Acquisitions To Extend
 Reach/Grow Share
➢ Mechanical Security
 (Globally)
➢ Electronic Security
 (Globally)
➢ Healthcare
➢ Infrastructure
➢ Engineered Fastening
And
Continuously Strengthen
Core Business Portfolio
Growth Platforms
1.
2.
Shed Strategically
Impaired Assets
2a.
Our Strategy for Growth
Leverage $1B+ Annual Cash Flow To Evolve Portfolio
Quickly Into Higher Growth Areas
➢ China
➢ SE Asia
➢ Brazil / Latin
 America
➢ Eastern Europe
➢ Middle East
3.
Drive Hard Into
Emerging Markets

Consistent Strategic Focus Emphasizing Profitable Growth, Asset Efficiency
Maintain Portfolio Transition Momentum
• Brand Is Meaningful (Stanley Or Sub-brand)
• Value Proposition Is Definable And Sustainable Through
 Innovation
• Global Cost Leadership Is Achievable
Be Selective and Operate In Markets Where:
• Building On Existing Growth Platforms
• Developing New Growth Platforms Over Time
Pursue Growth On Multiple Fronts Through:
Accelerate Progress Via Stanley Fulfillment System (SFS)
Strategic Framework
• Be A Consolidator Of The Tool Industry
• Increase Relative Weighting Of Emerging Markets

8
Financial Objectives (In Place Since 2004)
Sales Growth
Financial Performance
Dividend
Credit Rating
➢ 3-5% Organic
➢ 10-12% Total
➢ Mid-teens % EPS Growth
➢ FCF > Net Income
➢ ROCE in the range of 12-15%
➢ Continued dividend growth
➢ Upper tier investment grade
Long Term Objectives
Performance Consistent With Objectives

6 Keys to Success
Support Our Brands:
•Continue to strengthen
 awareness with key
 constituents
Institutionalize SFS:
•Further embed company-
 wide business system across
 the global enterprise
Empower Our Teams:
•Recognize and reward
 successful contributions to
 our growth
Strengthen the Core:
•Focus on exceeding
 operational objectives in
 every area of the business
Transition the Portfolio:
•Continue driving portfolio
 diversification
Integrate Successfully:
•Maintain best-of-the-best and
 achieve “one company”
 mentality quickly

OUR
CULTURE

11
Elements evaluated through the culture survey
Angles measured
High aspirations
(desire to win)
External focus
Think like owners
Bias toward action
Teamwork &
empowerment
Passion & commitment
High performance
values
Perception of own culture and each other
Cultural ideals for combined company
Leadership behaviors &
communication styles
Decision roles & styles
Openness to change
People systems,
measures & incentives
Working environment
Company personality
Foundational values
& personality
Survey Population
• Stanley MICP
 employees
85%
response
rate
Executive Survey Conducted 12/09

12
Source: Stanley Black & Decker Culture Survey, December 2009 (N=617)
Stanley culture provides a strong foundation, which Black &
Decker can enhance and strengthen
• Stanley and Black & Decker
 share many more cultural
 similarities than differences
 - Very similar starting points,
 relative to other integrations that
 Bain has seen
 - Employees at both companies
 perceive themselves to have high-
 performance cultures (relative to
 Bain’s benchmarks)
 - Both companies have a large base
 of satisfied employees
Strong, Shared Cultural Foundation
• The cultural “ideals” identified as
 part of the survey are very
 consistent across SWK and BDK
• The similarities across the two
 cultures are prized; these should
 be preserved and leveraged
• There are opportunities to even
 further enhance the Stanley
 Black & Decker culture going
 forward

13
Strongest characteristics of current cultures
• Pride in our
 heritage
• Hard working, with
 “can-do” attitude
• Clear set of values
 lived each day
• Value new and
 better methods
 and ideas
• Personal
 accountability
Shared
Source: Stanley Black & Decker Culture Survey, December 2009 (N=617)
Stanley
• Results, not efforts
• Bias toward action
• Clearly articulated
 vision for future
• Ambitious goals
• High capacity for
 change
• Strong operations
 & finance base
Black & Decker
• Collaborative, team
 spirit; mutual trust
• Do the right thing,
 not the easy thing
• Give 100%, all of the
 time
• Decentralized
 decision making
• Customer focused
Cultures Shared and Complementary

14
• Heritage of the brands
• Clearly articulated vision for
 the future
• Work ethic and ‘can do’
 attitude
• An empowered,
 entrepreneurial spirit
• Collaborative, not competitive
 working environment
Preserve
Enhance
• Stronger focus on personal
 accountability, with
 consequences for missing goals
• More receptivity to good ideas,
 no matter who suggests them
• Additional clarity on values
• Improved focus on the
 customer
• Increased emphasis on
 celebrating success
Source: Stanley Black & Decker Culture Survey, December 2009 (N=617)
Stanley Black & Decker cultural ideals
Shared Cultural Ideals

15
Note: NAs excluded; 1=Strongly disagree, 2=Disagree, 3=Agree, 4=Strongly agree
“I'm excited to be part of this monumental
 change for Stanley and Black & Decker
 and to be part of this great challenge to
 strengthen an already solid company.
MICP 5 or 6, Stanley
“Overall, I believe that the merger makes
 good business sense. My biggest
 concern…is that Black & Decker will be
 viewed as a single entity. Each part of
 B&D truly operates independently. I hope
 that as part of the integration process,
 these differences and the unique benefits
 of each B&D division are carefully
 considered and maximized.
Director, Black & Decker
Is the merger in the best
interest of your company?
What are your thoughts on the merger
between Stanley and Black & Decker?
Percent of respondents who
agree or strongly agree
Source: Stanley Black & Decker Culture Survey, December 2009 (N=617)
Strongly
agree
Agree
Strongly
agree
Agree
The Right Move

16
• It is common for partners to perceive
 their cultures as different
• Stanley and Black & Decker share far
 more similarities than differences
• Integration effectiveness will depend
 in part on how well the perceived and
 actual cultural differences are
 managed
 - Be aware and open regarding cultural
 differences within your team
 - Maintain an honest, frequent dialogue
 within your team and encourage sub-
 team members to do the same
 - Communication of the cultural vision
 will help minimize disruption
The Road Ahead

OUR
BRANDS

• Awareness Among Professionals:
 99%
• Awareness Among DIYers: 93%
• Unaided awareness: +21%
 increase since 2002.
• 99% overall brand awareness
• 80% of households own Black &
 Decker
• 85% of Black & Decker owners are
 satisfied with their products
Powerful Brands
AND
MORE
We Have the Strongest Brands and
Operate in Markets Where Brands Are Meaningful

Brand “Givens”
For Clarity, the Following are Brand Rules of Engagement:
• The Corporate Brand will be “Stanley Black & Decker”
• The Only Operating Units that will Adopt Stanley Black & Decker will be
 Construction & DIY (CDIY) and Industrial and Automotive Repair
• Hardware and Home Improvement will Merge with Stanley Hardware
 • Combined Unit will Become Part of Stanley Mechanical Access Solutions
• All Divisional Product Brands WILL REMAIN INTACT and Under Control of Their
 Business and Regional Leaders
 • This includes Stanley, DeWalt, Black & Decker, Facom, and all existing sub-brands of both companies
 • These are valuable assets and there is no reason to change them
• Coordination, Guidance and Issue Resolution will be Administered by the Corporate
 Brand Council, Under the Leadership of Scott Bannell

Respected Companies
Household Products
 1. Fortune Brands
 2. Tupperware Brands
 3. Black & Decker
 4. Energizer Holdings
 5. Stanley Works
Together
We Should Be
#1

Where We Are - Corporate Branding
 Design and produce
 key communications
 and launch materials
 to be used on Day 1.
 Develop new,
 integrated corporate
 brand positioning and
 messaging strategy
 Develop visual identity
 for the newly merged
 parent company,
 “Stanley Black &
 Decker”
 Quantitatively validate the
 optimum corporate name
 and brand strategy
 (divisional branding,
 endorsement branding,
 over-branding, co-
 branding, etc.) for the long
 term.
• Retained the services of
 Lippincott - a leading
 global branding agency.
• Process is objective and
 fact based
• Integrated identity and
 brand positioning
(some Lippincott merger clients)

THE
INTEGRATION

Ensure that we focus the integration
process on key decisions to
minimize distractions to our base
business
Process
Integration Principles

•Overly complex, lengthy
 process distracts
 management
•Decisions not made fast
 enough, critical milestones
 missed
•Integration lacks strong
 leadership
•Customers defect in face
 of uncertainty
Base business
suffers
Integration
process fails
•Sources of value and risks
 not clearly defined
•Failure to prioritize most
 critical sources of value
•Synergy targets not
 updated
•Integration efforts not
 launched prior to close
•Poor hand-off to the line
Synergy targets
missed
Failure to capture
incremental value
Lose key
people
•Lured away by competitors
 and headhunters
•Driven away by too much or
 too little intervention
 - Wait too long to get Newco
 leadership in place, or
 - “aggressive intervention”
 approach without plan for
 keepers
•No plan to address
 cultural issues
Talent departs
Potential Pitfalls

Detailed Functional &
BU Structures
Layers 3+:
Taskforce Driven Design
(3 to 6 month process)
2
Tiers 3 and below
structure
Decision-making
processes and roles
Location/use of shared
service centers
People selection process
(in conjunction with HR)
Superstructure
Design
“Mega Decisions”
Top 3 layers:
CEO Driven Design
(Completed 60-120 days
post-announcement)
1
Tiers 1 & 2 structure
Governance committees
and charters
HQ location(s)
CEO direct reports
Role for the Center/
Shared Services
Best Practice: Org Design
High Level Org Structure for Stanley Black & Decker Defined

• Inevitably, transaction partners will perceive their
 cultures as different. Usually the reality is much less
 than the perception
• Allowing the culture for the combined company to
 naturally emerge does not usually lead to a high-
 performance company
• Awareness of cultural differences and communication of
 “how things work” is half the battle
• Strong executive leadership in communicating cultural
 ideals is critical to ongoing success
Strong foundational culture of Stanley enhanced by
unique aspects of Black & Decker
Best Practice: Culture

27
 Integration Best Practices-DRAFT4
Value:
Process:
People:
Objective:
• Capture “quick-win”
 synergies
• Enable fundamental
 interactions and Assure
 regulation compliance
• Clarify critical reporting lines
• Assure the two businesses
 continue to operate
 smoothly
Develop stabilization plans
(initial priority)
• Rationalize full cost bases
• Integrate critical systems and
 fully capture scale benefits
• Restructure key functions
• Fully combine the two
 organizations
Develop integration plans
Strong track record of success with more than 50
transactions and experience with large-scale Facom deal
Our Integration Approach

Steering
Committee
ITL Mtgs
IMO
1
Dec
7-8
2
Jan 19-21
(Miami)
6
Apr
21-22
12/21
4/8
4/14
4/29
12/17
1/13
1/27
2/8
2/17
4/13
4/28
Scheduled
Proposed
Primary workout
focus:
Agenda:
Feb 2-3
(New Britain)
Note: Items in red and italics address initiatives to support a March close
3
Dec 7-8
1
2
4
3
December
January
February
1/6
2/18
(Call)
2/9
(Call)
1/21
(Miami)
1/14
(Call)
Integration Calendar
Structured Meeting Rigor
1. Ensures All Issues Discussed
 At Least Weekly
2. Alignment From Work Team
 Level To Executive Office
Initial
Integration
Plan to be
approved
March 11
Working session
• Initiate joint SWK-BDK
 integration planning
• Relationship building

Trust the process and nail the
stabilization plan before closing
In Practice
Process

SFS
ONE BUSINESS SYSTEM

SFS Will Prepare The Company To Double In Size
Again In The Next 5 Years
Complexity
Management:
Eradicate complexity
in everything we do
S&OP:
Tie the front-end
and the back-end to
the same number;
be agile
Transformational
Lean:
Utilize Lean to
change the game
Common
Platforms:
Migrate to a few
good systems
SFS: The Stanley Fulfillment System

• Integration is a catalyst to
 drive complexity management
• Connecting our sales
 organizations with Global
 Operations will allow us to
 serve our customers better
 than others
• Common platforms drive
 efficiency and speed up
 decision making
• The combined organization
 will have compelling scale to
 drive transformational lean
SFS Facilitates and Accelerates Integration
SFS: Imperative to Integration

33
The SFS Tools Are Familiar To The Black & Decker Team
Potential To Generate Significant Cash Flow
From Higher Working Capital Turns
$300M+
• Black and Decker has been
 utilizing many of the
 principles of SFS
• Opportunity exists to
 globalize the process across
 all Black & Decker units
• Combined scale creates
 opportunity for even larger
 results
SFS: Will Drive Real Results

Integration Will Focus On People,
Process and Value…
SFS Principles Will Be Core To The
Integration To Support A Larger,
More Diversified Company In The
Future
SFS: The Stanley Fulfillment System

Q&A

Thank You.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) when they become available, because they contain important information.  Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s and Black & Decker’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals may also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction has been filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.